Filed by Nanometrics Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nanometrics Incorporated
Commission File No.: 000-13470

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of January 21, 2005, by and among Nanometrics Incorporated, Major League Merger Corporation (a wholly owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly owned subsidiary of Nanometrics) and August Technology Corporation. On January 21, 2005, Nanometrics used the following slides in connection with employee meetings:

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The Opportunity

NEED:		PROBLEM:
Optimization	The	Complex Processes
• Accelerate time to market	Microelectronic	• Continually changing
• Lower manufacturing cost	Device	• Many steps & variables
• Improve performance	Manufacturer's	• Microscopic
Challenge

SOLUTION:
Information through
Product Characterization
1. Inspection & Metrology
2. Test
3. Data management & analysis

Two well run companies joining forces

Complementary products and
technologies

A strengthened ability to better serve
our customers

Where We Play:  Semiconductor Process

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Our Technologies

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Cautionary Statement for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This presentation contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed Nanometrics/August Technology merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are ba sed upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Nanometrics or August Technology expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and August Technology businesses will not be integrated successfully; costs related to the proposed merger; failure of the Nanometrics or August Techno logy shareholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Nanometrics' and August Technology's businesses generally, including those set forth in Nanometrics' and August Technology's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. All forward-looking statements included in this presentation are based on information available to Nanometrics and August Technology on the date hereof. Nanometrics and August Technology undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to update reasons why actual results could differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation (a subsidiary of Nanometrics formed in connection with the proposed merger), Minor League Merger Corporation and August Technology Corporation. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in August Technology Corporation's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

Nanometrics Incorporated and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Nanometrics Incorporated's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 23, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Nanometrics Incorporated investor relations at investors@nanometrics.com.